UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-12015

HEALTHCARE SERVICES GROUP, INC.
(Exact name of registrant as specified in its charter)

3220 Tillman Drive, Suite 300 Bensalem, Pennsylvania 19020 (215) 639-4274
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share; Plan Interests Under the Healthcare Services Group, Inc. Retirement Savings Plan (the “Plan”)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(1)

(1) The Healthcare Services Group, Inc. Retirement Savings Plan has terminated the option for employee salary deferral contributions to invest in shares of Common Stock of Healthcare Services Group, Inc. under the Plan.

Signatures

The Registrant. Pursuant to the requirements of the Securities Exchange Act of 1934, Healthcare Services Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HEALTHCARE SERVICES GROUP, INC.

Date: December 20, 2013	By:	/s/ John C. Shea
	Name:	John C. Shea
	Title:	Chief Financial Officer

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Healthcare Services Group, Inc. Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HEALTHCARE SERVICES GROUP, INC. RETIREMENT SAVINGS PLAN

Date: December 20, 2013	By:	/s/ John C. Shea
	Name:	John C. Shea
	Title:	Chairman of Plan Committee

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.